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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*


                        Texas Regional Bancshares, Inc.
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                                (Name of Issuer)

                             Class A Voting Common
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                         (Title of Class of Securities)

                                  882673 10 6
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                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 5 Pages
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CUSIP No.  882673 10 6                                        Page 2 of 5 Pages
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 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Glen E. Roney
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    S.S. No. ###-##-####
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 2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) / /
    (b) /X/

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 3) SEC Use Only
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 4) Citizenship or Place of Organization              United States
                                         --------------------------------------

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Number of Shares          (5) Sole Voting Power           650,713 shares
 Beneficially             -----------------------------------------------------
 Owned by                 (6) Shared Voting Power         136,215 shares
 Each Reporting           -----------------------------------------------------
 Person With              (7) Sole Dispositive Power      606,766 shares
                          -----------------------------------------------------
                          (8) Shared Dispositive Power    180,162 shares
                          -----------------------------------------------------

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 9) Aggregate Amount Beneficially Owned by Each Reporting Person
    786,928 shares
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)
    /X/
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11) Percent of Class Represented by Amount in Row 9          8.88 percent
                                                   -----------------------------

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12) Type of Reporting Person (See Instructions)           IN
                                                --------------------------------

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Schedule 13G                                                         Page 3 of 5
December 31, 1996


Item 1(a)   Name of Issuer:

            Texas Regional Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            P.O. Box 5910, 3700 North Tenth, Suite 301
            McAllen, Texas 78502-5910

Item 2(a)   Name of Person Filing:

            Glen E. Roney

Item 2(b)   Address of Principal Business Office or, if none Residence:

            P.O. Box 5910, 3700 North Tenth, Suite 301
            McAllen, Texas 78502-5910

Item 2(c)   Citizenship:

            United States

Item 2(d)   Title of Class of Securities:

            Class A Voting Common Stock

Item 2(e)   CUSIP Number:

            882673 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4      Ownership:

            (a) Amount Beneficially Owned: 786,928 shares of Class A Voting Common of which 151,300 shares represents the right to acquire shares through the exercise of options.
            (b)  Percent of Class:  8.88 percent

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Schedule 13G                                                         Page 4 of 5
December 31, 1996



            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the vote:
                        650,713 shares
                 (ii)   shared power to vote or to direct the vote:
                        136,215 shares
                 (iii)  sole power to dispose or to direct the disposition of:
                        606,766 shares
                 (iv)   shared power to dispose or to direct the disposition of:
                        180,162 shares

            Note: This statement includes shares allocated to my account and held by the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP"). I and three other individuals, Morris Atlas, Frank N. Boggus, and Joe M. Kilgore serve as Co-Trustees of the Employee Stock Ownership Trust (the "Trust") related to the ESOP. The ESOP Plan and Trust Agreement give the Trustees the power to vote unallocated shares and to direct the disposition of dividends and the proceeds from the sale of shares. Plan participants have the power to vote shares allocated to their accounts. The ESOP Plan and Trust Agreement also give the Trustees certain limited power to dispose of shares held pursuant to the ESOP Plan, based on limitations and conditions as contained in the ESOP Plan and Trust Agreement. As of December 31, 1996 a total of 335,731 Class A Voting Common shares were held pursuant to the ESOP Plan and Trust Agreement. All of the shares held pursuant to the ESOP Plan and Trust Agreement have been allocated to participant accounts. Only those shares allocated to my account as an employee of Texas Regional Bancshares, Inc. and a participant in the ESOP at December 31, 1996 are included in this statement.

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            I disclaim beneficial ownership of 76,610 shares included in this statement. These shares are held by the Texas State Bank Trust Department and as a member of the Trust Committee along with several other individuals, I have the power to vote the shares. However, I do not have the right to receive, nor the right to proceeds from the sale of, such securities.

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Schedule 13G                                                        Page 5 of 5
December 31, 1996

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable

Item 8      Identification and Classification of members of the Group:

            Not applicable

Item 9      Notice of Dissolution of Group:

            Not applicable

Item 10     Certification:

            Not applicable

Signature   After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.


               February 11, 1997
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            Date


               /s/ G.E. RONEY
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            Signature


               G.E. Roney
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            Name/Title